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SEC FILE NUMBER
8-52285

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: USCA Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4444 Westheimer, Suite G500
(No. and Street)

Houston	TX	77027
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick Mendenhall	713-366-0500	pmendenhall@uscallc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Pannell Kerr Forster of Texas, P.C.
(Name – if individual, state last, first, and middle name)

5847 San Felipe, Suite 2600	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

10/16/2003	342
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Mendenhall _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of USCA Securities LLC _____, as of 12/31 _____, 2 022 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



DEBORAH PALMER
My Notary ID # 128396653
Expires September 23, 2026

Signature:

Title:

Designated Principal

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

USCA Securities LLC
(A Wholly Owned Subsidiary of U.S. Capital Advisors LLC)

Financial Statement
For the Year Ended December 31, 2022

USCA Securities LLC

Contents



PANNELL
KERR
FORSTER
OF TEXAS, P.C.

5847 San Felipe St., Suite 2600
Houston, Texas 77057-3000
Ph: (713) 860-1400
Fax: (713) 355-3909
www.PKFTexas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of USCA Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of USCA Securities LLC, a wholly owned subsidiary of U.S. Capital Advisors LLC, as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of USCA Securities LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of USCA Securities LLC's management. Our responsibility is to express an opinion on USCA Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to USCA Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Pannell Kerr Forster of Texas, P.C.

We have served as USCA Securities LLC's auditor since 2013.

Houston, Texas

March 31, 2023

USCA Securities LLC

Statement of Financial Condition

		December 31, 2022
Assets		
Cash and cash equivalents	$	1,742,927
Deposit with clearing organization		100,043
Receivable from clearing organization		292,590
Accounts receivable		508,357
Receivable from USCA and affiliated entities		2,695,710
Other assets		173,752
Total assets	$	5,513,379
Liabilities and Member's Equity		
Liabilities		
Payable to clearing organization	$	20,723
Accounts payable and accrued expenses		1,050,058
Total liabilities		1,070,781
Commitments and contingencies		-
Member's equity		4,442,598
Total liabilities and member's equity	$	5,513,379

See accompanying notes to financial statements.

USCA Securities LLC

Notes to Financial Statements

1. Organization and Nature of Business

USCA Securities LLC (the "Company"), a wholly owned subsidiary of U.S. Capital Advisors LLC ("USCA"), was organized in December 1999 in the State of Delaware, and is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company and USCA are collectively referred to as the "Entities".

The Company has a clearing agreement with National Financial Services, LLC (a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc.) to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provision of Securities and Exchange Commission Rule 15(c)3-3(k)(2)(ii). The Company has a required deposit with the clearing firm under its clearing agreement.

2. Summary of Significant Accounting Policies

<u>Use of Estimates</u> – The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Revenues</u> – The Company's accounting policies for revenue recognition are discussed in Note 3.

<u>Cash and Cash Equivalents</u> – For purposes of the statement of cash flows, cash investments with a maturity, at date of purchase, of three months or less are considered to be cash equivalents.

It is the Company's policy to place its cash and cash equivalents in high quality financial institutions. At times these deposits may exceed federally insured limits. The Company does not believe significant credit risk exists with respect to these institutions.

<u>Accounts Receivable and Receivable from Clearing Organization</u> - Accounts receivable are stated at the amount billed to customers. Management's judgment as to the level of probable losses on existing receivables involves the consideration of current economic conditions, examinations of customers' credit worthiness, and evaluation of existing relationships. When it is determined that a receivable balance may not be collectible, an allowance for credit losses is established. Receivables from clearing organization are generated through the Company's clearing arrangement. As of December 31, 2022, all receivable balances are deemed to be collectible so no allowance for credit losses has been estimated. The Company had $1,108,454 in accounts receivable and receivable from clearing organization at January 1, 2022.

<u>Fair Value of Financial Instruments</u> – Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

2. Summary of Significant Accounting Policies (continued)

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own estimates about the assumptions that market participants would use in pricing the asset or liability.

Money market funds are recorded at fair value based on the market approach using level 1 inputs. At December 31, 2022, money market funds totaling $1,367,914 are included within cash and cash equivalents. This balance is also subject to a haircut within the Company's computation of net capital.

Income Taxes – As a limited liability company, the earnings and losses of the Company pass through to its member's individual tax return; therefore, no federal income tax provision or benefit has been included in these financial statements. The Company's tax return and the amounts of allocable profits and losses are subject to examination by taxing authorities. Accordingly, if such examinations result in changes in the profits or losses, the tax liability of the members could change. The Company files a consolidated Texas margin tax return with USCA.

The accounting records of the Company are maintained on the accrual basis of accounting in accordance with GAAP. Net income reflected in the accompanying statement of operations and changes in member's equity differ from amounts reported in the federal income tax returns because of differences in accounting policies adopted for financial and tax reporting purposes.

The Company recognizes the impact from an uncertain tax position only if that position is "more-likely-than-not" of being sustained upon examination by the taxing authority based on the technical merits of the position. However, should the Company be subject to examination by the taxing authority, any adjustments required would be passed through to the members for such adjustments. The Company will account for interest and penalties relating to uncertain tax provisions in the current period statement of operations, as necessary.

3. Revenue Recognition

Significant Judgments - Revenue from contracts includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Company's performance obligation is satisfied on the trade date, when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. The Company also provides third-party research services to clients in connection with certain soft-dollar arrangements. Generally soft dollars are paid by the client's brokerage firm to the Company from commission revenue retained from trades, and used to pay for services to the client's benefit.

Distribution fees - The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (a contingent deferred sales charge), or as a combination thereof. The Company's performance obligation is the sale of securities to investors and as such the obligation is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not satisfy the performance obligation until the market value of the fund and the investor activities are known, which usually occurs monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Banking

Underwriting fees – The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to purchase, satisfying the Company's performance obligation.

Other Fees Revenue

Insurance – The Company provides insurance services for which the performance obligation is satisfied when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

3. Revenue Recognition (continued)

M&A advisory fees - The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time in which the performance under the arrangement is completed: the closing date of the transaction or contract is cancelled. However, for certain contracts, revenue is recognized over time as the performance obligations are simultaneously provided by the Company and consumed by the customer over the course of the contract. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under these specific contracts.

Net interest income - The Company earns net interest income from financial instruments covered by various other areas of GAAP, not within the scope of ASC Topic 606, Revenue from Contracts with Customers. Net interest income is the difference between interest generated on interest earning assets and interest paid on funding sources. The Company's primary interest earning assets include cash and cash equivalents and margin loans, which constitute the majority of receivables from brokerage clients. Revenue on interest earning assets is affected by various factors, such as the composition of assets and prevailing interest rates at the time of origination.

<u>Disaggregated Revenue</u>

The following table presents revenue by major source for the year ended December 31, 2022:

Revenue from Contracts		Year ended December 31, 2022
Commission		
Brokerage Commission	$	3,347,164
Institutional Client Group		1,427,585
Distribution Fees		1,029,103
Total Commission Revenue		5,803,852
Investment Banking Fees		
Underwriting		515,675
Total Investment Banking Fees		515,675
Other Fees Revenue		
Insurance		1,548,255
Advisory		78,997
Other		320,020
Total Other Fees Revenue		1,947,272
Total Revenue from Contracts		**8,266,799**
Net Interest Income		1,020,716
Total Revenue	$	9,287,515

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15(c)3-1), which requires the maintenance of minimum net capital of the greater of $100,000 or 6-2/3 percent of aggregate indebtedness. At December 31, 2022, the Company had net capital of $1,282,832 which was $1,182,832 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness relative to net capital was 83.47%.

5. Financial Instruments

Financial Instruments with Off-Balance-Sheet Risk - The Company executes in the normal course of business, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction. The Company does not anticipate nonperformance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business. Additionally, the Company is subject to credit risk if the clearing organization is unable to repay the balance in the Company's accounts.

6. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, of which the unlikely compromised creditworthiness of one or a few of such counterparties would not pose a material financial risk to the Company.

7. Related Parties

The Entities have an Expense Sharing Agreement that allows for the reimbursement to one another for specific employee salaries, commissions and benefits for work attributable to each of the Entities. The Expense Sharing Agreement also serves the purpose of delineating the shared services, facilities, and related expenses to the appropriate Entities in the normal course of business. The related party expenses attributable to the Company are reported in the Statement of Operations. Actual results could differ from those reported in the absence of the Expense Sharing Agreement. The Entities may terminate this agreement by providing thirty days' notice to the other. At December 31, 2022 the Company's balance of receivables from USCA and other affiliated entities is $2,695,710. The accounts receivable from USCA and other affiliated entities relates to reimbursable operational expenses incurred by other affiliated entities.

8. Line of Credit

In January 2014, the Company entered into a revolving note and cash subordination agreement with a bank, which allowed for total advances up to $1,000,000. Accrued and unpaid interest on the advances was payable monthly at a prime rate in effect from day to day plus 3.00%.

The line of credit matured in October 2022 and was not renewed until March 2023. Under the renewed line of credit, the Company increased its revolving note and cash subordination agreement with its bank, allowing for total advances up to $2,000,000. Accrued and unpaid interest on the advances is payable monthly at a prime rate in effect from day to day plus 3.00%.

9. Litigation

In the normal course of business, the Company is subject to various claims, legal actions, and disputes. The Company provides for losses, if any, in the year in which they can be reasonably estimated. As of December 31, 2022 there was no litigation loss estimated.

10. Subsequent Event

Management has evaluated subsequent events through March 31, 2023 which is the date that the financial statements were available for issuance, and has determined that there are no subsequent events to be reported.